
Mail Stop 3720

November 6, 2007

Via U.S. Mail and Fax (011-36-1-458-7055)

Mr. Thilo Kusch
Chief Financial Officer
Magyar Telekom Telecommunications plc.
Budapest, 1013, Krisztina, krt, 55
Hungary

> **RE:** **Magyar Telekom Telecommunications plc.**
> **Form 20-F for the Year ended December 31, 2005**
> **Filed February 22, 2007**
> **File No. 001-14720**

Dear Mr. Kusch:

We have reviewed your supplemental response letter dated October 5, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note your response to prior comment 2. As you indicate in your disclosure to the US GAAP reconciliation footnote, under US GAAP these types of transactions are reflected as a contribution from the shareholder. SAB Topic 5-T clarifies that when expenses are incurred on behalf of the company by a related party or principal owner, the financial statements of the company should reflect all the costs of doing business, and the incurrence of costs directly by the related party on behalf of the company should be reflected in the income statement of the company. Additionally, any reimbursement to the company for costs incurred should be reflected as a capital contribution, such that the actual costs incurred are not presented net in the company's income statement. While we understand that the decision to re-brand from Westel to T-Mobile may have been made by management at the DT AG level, and not by management at the Magyar level, regardless of the level at which that decision was made, a business decision to make the change in branding did occur. This business decision resulted in a decline in the value of the Westel brand as it would no longer be utilized in the same manner, resulting in the

recognition of an impairment charge in the financial statements, as well as the incurrence of expenditures related to the re-branding. As the financial statements for Magyar now reflect a customer base built upon the T-Mobile brand in Hungary, it would appear that in order to present a complete set of financial statements that reflect the economics of business decisions, the financial statements should reflect all of your costs of doing business. In order for us to better understand your basis under IFRS in accounting for the DT AG expenditure reimbursement as income, help us to understand why the substance of the transaction should be given dissimilar accounting under IFRS and US GAAP.

2.   We understand, based upon your response dated October 5, 2007 to prior comment number 2, that you entered into a written contract with DT AG related to the reimbursement agreement associated with the re-branding process. Please supplementally provide us with a copy of this written contract.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director